Exhibit 21.1

Subsidiaries of Southern Financial Bancorp, Inc.

Jurisdiction of
Name of Subsidiary	Incorporation or Organization

Southern Financial Bank	Virginia
Southern WebTech.com	Virginia
Southern Financial Capital Trust I	Delaware
Southern Financial Statutory Trust I	Connecticut
Southern Financial Capital Trust III	Delaware